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United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:            Isabel Rivera

Pam Long

Eric McPhee

Jennifer Monick

Re:	Ferrovial SE

Registration Statement on Form 20-F

Publicly filed on January 5, 2024

CIK No. 0001468522

Ladies and Gentlemen:

On behalf of Ferrovial SE (the “Company” and, together with its subsidiaries, the “Group”), we are hereby responding to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated February 9, 2024 (the “Comment Letter”), relating to the above-captioned registration statement filed on January 5, 2024 (“Registration Statement”).

The numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter. For the Staff’s convenience, we have set forth below each of the numbered comments of the Comment Letter in bold type followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Registration Statement. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure in response to the Staff’s comments, the changes are to be reflected in the next amendment to the Registration Statement (the “First Amended Registration Statement”) that the Company intends to file with the Staff. These changes will be made subject to relevant factual updates, if necessary.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

February 20, 2024

Item 5. Operating and Financial Review and Prospects

5.A.8 Non-IFRS Measures: Operating Results

5.A.8.1 Adjusted EBIT and Adjusted EBIT Margin, page 121

1.	We note that certain of your non-IFRS measures (e.g., Adjusted EBIT and Adjusted EBITDA) include a reconciling item for Share of profits of equity-accounted companies. Please tell us, and revise your filing to disclose, why the exclusion of these amounts results in information that is useful to investors.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company discloses Adjusted EBIT and Adjusted EBITDA, which are non-IFRS measures, because the Company’s management believes these metrics assist investors and analysts in comparing the Company’s operating performance across reporting periods on a consistent basis by excluding items that the Company’s management believes are not indicative of its core operating performance. Profits of equity-accounted companies is one of such items.

The Company believes that excluding the share of profit and loss of equity-accounted companies from Adjusted EBIT and Adjusted EBITDA makes those non-IFRS measures more useful to investors because Adjusted EBIT and Adjusted EBITDA are meant to show operating performance of the entities that are controlled by the Company. The adjustment for share of profit and loss of equity-accounted companies is meant to clearly reflect that the Company does not control, nor does it have any legal claim to, the revenues and expenses related to its equity-accounted companies.

In response to the Staff’s comment, the Company intends to make the revisions in the First Amended Registration Statement to explain why the exclusion of these amounts results in information that is useful to investors and to include a further discussion of the limitations associated with the use of these non-IFRS measures as compared to the use of the most directly comparable IFRS measures.

5.A.8.5 Proportional Results, page 133

2.	We note you present proportional results to reflect the contribution of each of your subsidiaries in the proportion of your ownership in those subsidiaries. Please revise to remove this disclosure as the presentation of information regardless of the consolidation method applied does not appear to be appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, will revise the disclosure in the First Amended Registration Statement to remove this disclosure.

5.B.6.2 Adjusted Cash Flows, Cash Flows from Infrastructure Projects and Cash Flows Excluding Infrastructure Projects, page 140

3.	We note that management considers the disclosure of Adjusted Cash Flows to be useful “because it provides a further explanation of the evolution of the changes to our Consolidated Net Debt during the reporting period.” Please tell us why it is necessary to show changes in Consolidated Net Debt based on the cash flow figures reported in your consolidated cash flow statement. As part of your response, explain why you have shown amounts of Adjusted Cash Flows by operating, investing, and financing activities.

Response: The Company respectfully acknowledges the Staff’s comment and, mindful of any potential concerns in relation to using Adjusted Cash Flow to show cash flow amounts that exclude changes in cash and cash equivalents, the Company decided to eliminate Adjusted Cash Flows from its reporting. Instead, in the First Amended Registration Statement with the relevant factual disclosures to be updated as necessary, the Company intends to revise the disclosure related to Consolidated Net Debt as set out in the amended Section 5.B.6.1 set forth in Annex A attached hereto.

February 20, 2024

The Company advises the Staff that this revised Section 5.B.6.1, under “Change in Consolidated Net Debt” column, includes an explanation of the evolution of its Consolidated Net Debt by period. There the Company would seek to explain changes in its Consolidated Net Debt by disclosing changes in cash and cash equivalents through the cash flows as reported in accordance with IAS 7, as well as changes in other components of its Consolidated Net Debt different to cash and cash equivalents, such as borrowings and additional financial items. The Company intends to show the change in Consolidated Net Debt to explain the evolution of its global indebtedness and to assist its management in making decisions related to the Company’s financial structure.

Although the Company has eliminated Adjusted Cash Flows from its reporting, it explains its changes in cash and cash equivalents as reported in accordance with IAS 7 by operating, investing and financing activities. The Company's management believes that understanding the impact of the Company's operating, investing and financing activities is useful to, and requested by, its investors. For example, the decision to invest in a new project would decrease the Company's cash and cash equivalents through investing activities or the Company's decision to increase the dividends paid to its shareholders would decrease its cash and cash equivalents through financing activities.

Finally, aligned with the presentation of Consolidated Net Debt, the Company intends to include a split between the Company’s infrastructure project companies and ex-infrastructure project companies because, as further explained in the Company’s response to question 6 below, the Company’s management believes that such split is necessary to meet the expectations of its equity and debt investors and analysts.

4.	You state that the main adjustment between Adjusted Cash Flows and your consolidated cash flows as reported in accordance with IAS 7 is related to changes of your Consolidated Net Debt during the reporting period. Please explain how you determined that it is appropriate to show cash flow amounts that exclude changes in cash and cash equivalents during the period. For example, the adjustment for “Moving in borrowing” appears to exclude amounts recognized in your Consolidated Cash Flow Statements as Increase in borrowings, Decrease in borrowings, and Net change in borrowings from discontinued operations. In addition, explain how you determined that it is appropriate to make adjustments (e.g., other movement in borrowings (not cash)) for amounts that do not appear to relate to changes in cash and cash equivalents during the period.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as further discussed in the Company’s response to question 3, the Company decided to eliminate Adjusted Cash Flows from its reporting. Instead, in the First Amended Registration Statement with the relevant factual disclosures to be updated as necessary, the Company intends to revise the disclosure related to Consolidated Net Debt as set out in the amended Section 5.B.6.1 set forth in Annex A attached hereto. There, under “Change in Consolidated Net Debt” column, the Company will include further disclosures and explanation of the evolution of its Consolidated Net Debt by period.

5.	As it relates to your reconciliations of Adjusted Cash Flows, please tell us how you concluded that it is appropriate to reclassify amounts from your Consolidated Cash Flow Statements for interest received and the cash impacts related to the right-of-use assets recognized under IFRS 16 and the associated liabilities.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as further discussed in the Company’s response to question 3, the Company decided to eliminate Adjusted Cash Flows from its reporting. Instead, in the First Amended Registration Statement with the relevant factual disclosures to be updated as necessary, the Company intends to revise the disclosure related to Consolidated Net Debt as set out in the amended Section 5.B.6.1 set forth in Annex A attached hereto. There, under “Change in Consolidated Net Debt” column, the Company will include further disclosures and explanation of the evolution of its Consolidated Net Debt by period. As noted in the Company’s response to question 3 above, the Company would seek to explain changes in its Consolidated Net Debt by disclosing, among others, changes in cash and cash equivalents through the cash flows as reported in accordance with IAS 7. Therefore, the Company does not intend to apply any reclassification to its consolidated cash flow statements for interest received, and the cash impacts related to, the right-of-use assets recognized under IFRS 16 and the associated liabilities.

February 20, 2024

Adjusted Cash Flows Breakdown (cash flows from infrastructure projects (Infrastructure Cash Flows) and cash flows excluding…, page 144

6.	We note that you have separated Adjusted Cash Flows into Infrastructure Cash Flows and Ex-Infrastructure Cash Flows. Please describe for us how you allocate amounts from your Consolidated Cash Flow Statements between Infrastructure project companies and Ex-infrastructure companies.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as further discussed in the Company’s response to question 3, the Company decided to eliminate Adjusted Cash Flows from its reporting. Instead, in the First Amended Registration Statement with the relevant factual disclosures to be updated as necessary, the Company intends to revise the disclosure related to Consolidated Net Debt as set out in the amended Section 5.B.6.1 set forth in Annex A attached hereto. There, under “Change in Consolidated Net Debt” column, the Company will include further disclosures and explanation of the evolution of its Consolidated Net Debt by period.

Further, the Company advises the Staff that the Company’s management believes that the split of the different components of the Consolidated Net Debt and its evolution, between the Company’s infrastructure and ex-infrastructure project companies remains important. Such split is important as the Company’s equity investors track performance of the Company’s infrastructure project companies on a cash basis, namely dividends received and capital invested, that are not shown in the Company’s change in cash and cash equivalents reported in its consolidated cash flow statement. Similarly, the Company’s debt investors need to know the dividends received from infrastructure project companies, as the key parameters for the rating of corporate bonds are cash flows of ex-infrastructure project companies (the main contributor of which is dividends from infrastructure project companies) and net debt of the ex-infrastructure project companies.

The Company further advises the Staff that it allocates the different components of its Consolidated Net Debt and its evolution, specifically cash flows as reported in IAS 7, between infrastructure project companies and ex-infrastructure project companies as follows:

•	The Company’s consolidated subsidiaries and the Company’s equity-accounted companies are classified as infrastructure project companies (infrastructure project companies) or not infrastructure project companies (ex-infrastructure project companies). These two categories are not simultaneously applied to the same company (i.e., any given company is either categorized as an infrastructure project company or an ex-infrastructure project company, but it cannot be both).

February 20, 2024

•	The Company includes as ex-infrastructure project companies all companies (whether consolidated or accounted for as equity-accounted companies) dedicated to construction activities, companies providing services to the rest of the group, and holding companies (including those that are direct shareholders of infrastructure project companies).

•	The Company includes as infrastructure project companies, all companies (whether consolidated or accounted for as equity-accounted companies) that meet the definition of “infrastructure project companies” as this is stated in the Company’s annual reports: specifically, they are companies, which are part of the Company’s toll roads, airports and energy infrastructure businesses. Appendix I to the Company’s Audited Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, included on pages F-155 through F-164 of the Registration Statement, includes a complete list of our subsidiaries and associate companies, including details of all companies classified as infrastructure project companies, which are identified with a “P” in the “Type” column.

Specifically, cash flows of ex-infrastructure project companies are comprised of the cash flows generated by all companies classified as ex-infrastructure project companies, after the elimination of transactions between ex-infrastructure project companies. Cash flows of infrastructure project companies are comprised of the cash flows generated by all companies classified as infrastructure project companies, after the elimination of transactions between infrastructure project companies.

The key distinction in the classification between cash flows of ex-infrastructure project companies and cash flows of infrastructure project companies is the treatment of intercompany transactions between ex-infrastructure project companies and infrastructure project companies. These intercompany transactions are comprised of dividends paid by infrastructure project companies to ex-infrastructure project companies and investments of equity paid by ex-infrastructure project companies to infrastructure project companies. The Company treats these transactions as follows:

•	Dividends received by ex-infrastructure project companies from infrastructure project companies are classified as cash flows from operations ex-infrastructure projects;

•	Dividends paid by infrastructure project companies to ex-infrastructure project companies are classified as cash Flows from financing of infrastructure projects;

•	Equity investment paid by ex-infrastructure project companies to infrastructure project companies are classified as cash flows from investments ex-infrastructure project companies; and

•	Equity investment received by infrastructure project companies from ex-infrastructure project companies are classified as cash flows from financing of infrastructure project companies.

February 20, 2024

7.	The tables presenting a reconciliation of Ex-Infrastructure Cash Flows and Infrastructure Cash Flows to your consolidated cash flows include an adjustment representing the elimination of the infrastructure cash flows (or the ex-infrastructure cash flows) prepared under IAS 7 and adjustments. Please clarify for us, and in your filing, the nature of these adjustments.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as further discussed in the Company’s response to question 3, the Company decided to eliminate Adjusted Cash Flows from its reporting. Instead, in the First Amended Registration Statement with the relevant factual disclosures to be updated as necessary, the Company intends to revise the disclosure related to Consolidated Net Debt as set out in the amended Section 5.B.6.1 set forth in Annex A attached hereto. There, under “Change in Consolidated Net Debt” column, the Company will include further disclosures and explanation of the evolution of its Consolidated Net Debt by period.

Cash flows excluding infrastructure projects (Ex-Infrastructure Cash Flows), page 145

8.	We note your response to prior comment 2 which states that, for the purpose of splitting the Adjusted Cash Flows between Ex-Infrastructure Cash Flows and Infrastructure Cash Flows, you treat those infrastructure project companies that are consolidated in your financial statements as if they were investments in shares. As it relates to amounts presented for Ex-Infrastructure Cash Flows, please explain to us your basis for treating infrastructure companies that are globally consolidated in your financial statements as an investment in shares that are not consolidated.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as further discussed in the Company’s response to question 3, the Company decided to eliminate Adjusted Cash Flows from its reporting. Instead, in the First Amended Registration Statement with the relevant factual disclosures to be updated as necessary, the Company intends to revise the disclosure related to Consolidated Net Debt as set out in the amended Section 5.B.6.1 set forth in Annex A attached hereto. There, under “Change in Consolidated Net Debt ” column, the Company will include further disclosures and explanation of the evolution of its Consolidated Net Debt by period.

The Company further advises the Staff that the basis for treating infrastructure companies that are globally consolidated as investment shares for the calculation of the cash flows of ex-infrastructure project companies arises from the split reporting between ex-infrastructure project companies and infrastructure project companies (which is further discussed in the Company’s response to question 6 above), as the Company recognizes as part of its cash flows of ex-infrastructure project companies dividends received from, and equity investment paid to, infrastructure project companies, which in practice is equivalent to treating those companies as investment in equity. Nevertheless, in its preparation of its consolidated financial statements under IFRS, the Company consolidates all ex-infrastructure project companies applying the global consolidation method.

9.	We refer to your disclosure on page 146 which states “Therefore, Adjusted Cash Flows include cash flows from infrastructure project companies using the same consolidation basis applied for the reporting of the consolidated cash flows prepared in accordance with IAS 7.” Please clarify for us how you can assert that the columns for infrastructure cash flows are prepared in accordance with IAS 7.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as further discussed in the Company’s response to question 3, the Company decided to eliminate Adjusted Cash Flows from its reporting. Instead, in the First Amended Registration Statement with the relevant factual disclosures to be updated as necessary, the Company intends to revise the disclosure related to Consolidated Net Debt as set out in the amended Section 5.B.6.1 set forth in Annex A attached hereto. There, under “Change in Consolidated Net Debt” column, the Company will include further disclosures and explanation of the evolution of its Consolidated Net Debt by period.

* * *

February 20, 2024

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +44 20 7710 4669 or e-mail at Ryan.Benedict@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ M. Ryan Benedict
M. Ryan Benedict

of LATHAM & WATKINS LLP

cc:     (via email)

Ignacio Madridejos, Chief Executive Officer of Ferrovial SE

Ernesto Lopez Mozo, Chief Financial Officer of Ferrovial SE

Santiago Ortiz Vaamonde, General Counsel and Secretary of the Board of Directors of Ferrovial SE

February 20, 2024

Annex A

To be revised in the next amended version of the Registration Statement (under Sections 5.B.6. “Non-IFRS Measures: Liquidity and Capital Resources” and 5.B.6.1 “Consolidated Net Debt”) that the Company intends to file with the Staff.

5.B.6   Non-IFRS Measures: Liquidity and Capital Resources

In considering the financial performance of the business, we analyze certain measures of liquidity and capital resources not defined by, or calculated in accordance with, IFRS-IASB: Consolidated Net Debt and Ex-Infrastructure Liquidity. Those measures are not audited and are not a substitute for, or superior to, reported results presented in accordance with IFRS-IASB.

These non-IFRS measures should not be considered as alternatives to consolidated result for the period, operating result, revenue, cash generated from operating activities or any other performance measures derived in accordance with IFRS-IASB as measures of operating performance or operating cash flows or liquidity. We believe that the disclosure of these non-IFRS measures is useful to investors as they present metrics commonly used by investors to evaluate our performance and that of our competitors.We further believe that the disclosure of these non-IFRS measures is useful as they form part of the basis of how our executive team and the Board evaluate our performance. By disclosing these non-IFRS measures, we believe that we create for investors a greater understanding of, and an enhanced level of transparency into, some of the means by which our management team operates and evaluates us and facilitates comparisons of the current period’s results with prior periods.

For non-IFRS measures relating to our operating results, see “—A. Operating Results—8. Non-IFRS Measures: Operating Results.”

5.B.6.1   Consolidated Net Debt

Consolidated Net Debt corresponds to our balance of cash and cash equivalents minus short and long-term borrowings and other financial items that include our non-current restricted cash, the balance related to exchange-rate derivatives (covering both the debt issuance in currency other than the currency used by the issuing company, through forward hedging derivatives, and cash positions that are exposed to exchange rate risk, through cross currency swaps) and other short term financial assets. Lease liabilities are not part of the Consolidated Net Debt. Consolidated Net Debt is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS.

We further break down our Consolidated Net Debt into two categories:

▪	Consolidated Net Debt of infrastructure project companies: corresponds to our infrastructure project companies, which has no recourse to us, as a shareholder, or with recourse limited to the guarantees issued.

▪	Consolidated Net Debt of ex-infrastructure project companies: corresponds to our other businesses, including our holding companies and other companies that are not considered infrastructure project companies. The debt included in this category generally has recourse to the Group.

We also discuss the evolution of our Consolidated Net Debt during any relevant period and split it into two categories: (i) Consolidated Net Debt of ex-infrastructure project companies and (ii) Consolidated Net Debt of infrastructure project companies, separated into the following items:

1.	change in cash and cash equivalents, as reported in our consolidated cash flows statement for the relevant period;

2.	change of our short and long-term borrowings for the relevant period; and

3.	change in additional financial items that we consider part of our Consolidated Net Debt, including changes of non-current restricted cash, changes in balance related to exchange-rate derivatives, changes in intragroup position balances and changes in other short-term financial assets.

We use Consolidated Net Debt to explain the evolution of our global indebtedness and to assist our management in making decisions related to our financial structure.

February 20, 2024

We also separate Consolidated Net Debt into Consolidated Net Debt of ex-infrastructure project companies and infrastructure project companies, as we find it helpful for investors and rating agencies to show the evolution of our Consolidated Net Debt of excluding infrastructure project companies, because the debt of infrastructure project companies has: (i) no recourse to the Group Companies or (ii) the recourse is limited to guarantees issued by other Group Companies. Net Debt of ex- infrastructure project companies is used by analysts and rating agencies to better understand the indebtedness that has recourse to the Group. For investors and rating agencies, it is important to clearly see and understand whether the rest of the Group is under any obligation to inject capital to repay the debt or cure any potential covenant breach if any of the Group’s infrastructure project companies underperform.

Additionally, our equity investors track performance of our infrastructure project companies on a cash basis, namely dividends received and capital invested, that are not shown in our change in cash and cash equivalents reported in the consolidated cash flow statement. Similarly, our debt investors need to know the dividends received from infrastructure project companies, as the key parameters for the rating of corporate bonds are cash flows of ex-infrastructure project companies (whose main contributor is dividends from infrastructure project companies) and net debt of the ex-infrastructure project companies.

We allocate amounts from the different components of Consolidated Net Debt and its evolution, specifically cash flow as reported in IAS 7, between infrastructure project companies and ex-infrastructure project companies as follows:

•	The Company’s consolidated subsidiaries and the Company’s equity-accounted companies are classified as infrastructure project companies (infrastructure project companies) or not infrastructure project companies (ex-infrastructure project companies). These two categories are not simultaneously applied to the same company (i.e., any given company is either categorized as an infrastructure project company or an ex-infrastructure project company, but it cannot be both).

•	The Company includes as ex-infrastructure project companies all companies (whether consolidated or accounted for as equity-accounted companies) dedicated to construction activities, companies providing services to the rest of the group, and holding companies (including those that are direct shareholders of infrastructure project companies).

•	The Company includes as infrastructure project companies, all companies (whether consolidated or accounted for as equity-accounted companies) that meet the definition of “infrastructure project companies” as this is stated in the Company’s annual reports: specifically, they are companies, which are part of the Company’s toll roads, airports and energy infrastructure businesses. Appendix I to the Company’s Audited Financial Statements, includes a complete list of our subsidiaries and associate companies, including details of all companies classified as infrastructure project companies, which are identified with a “P” in the “Type” column.

Specifically, cash flows of ex-infrastructure project companies are comprised of the cash flows generated by all companies classified as ex-infrastructure project companies, after the elimination of transactions between ex-infrastructure project companies. Cash flows of infrastructure project companies are comprised of the cash flows generated by all companies classified as infrastructure project companies, after the elimination of transactions between infrastructure project companies.

The key distinction in the classification between cash flows of ex-infrastructure project companies and cash flows of infrastructure project companies is the treatment of intercompany transactions between ex-infrastructure project companies and infrastructure project companies. These intercompany transactions are comprised of dividends paid by infrastructure project companies to ex-infrastructure project companies and investments of equity paid by ex-infrastructure project companies to infrastructure project companies. We treat these transactions as follows:

•	Dividends received by ex-infrastructure project companies from infrastructure project companies are classified as cash flows from operations ex-infrastructure project companies;

•	Dividends paid by infrastructure project companies to ex-infrastructure project companies are classified as cash Flows from financing of infrastructure project companies;

•	Equity investment paid by ex-infrastructure project companies to infrastructure project companies are classified as cash flows from investments ex-infrastructure project companies; and

February 20, 2024

•	Equity investment received by infrastructure project companies from ex-infrastructure project companies are classified as cash flows from financing of infrastructure project companies.

These dividends include dividends and other similar items, comprising (i) interest on shareholder loans and (ii) repayments of capital and shareholder loans. The equity investment includes the cash invested by the Group in infrastructure project companies through capital contributions or other similar financial instruments such as shareholder loans. These intercompany transactions are eliminated in the consolidated cash flows.

The following table sets forth a reconciliation of Consolidated Net Debt to our cash and cash equivalents as of June 30, 2023 and December 31, 2022 and 2021:

	As of June 30,		As of December 31
			2021	2021
			Continuing	Discontinued
	2023	2022	Operations	Operations	2021(**)

	(in million of euros)
Cash and cash equivalents excluding infrastructure project	4,526	4,962	5,329	112	5,441
Short and long-term borrowings	(3,691)	(3,686)	(3,201)	(1)	(3,202)
Non-current restricted cash	38	41	—	—	—
Forwards hedging balances	(27)	151	(22)	—	(22)
Cross currency swaps balances	(8)	(5)	(9)	—	(9)
Intragroup position balances (*)	(18)	(25)	(37)	—	(37)
Other short term financial assets	—	—	11	—	11
Consolidated Net Debt of ex-infrastructure project companies	819	1,439	2,071	111	2,182
Cash and cash equivalents from infrastructure projects	159	168	207	7	214
Short and long-term borrowings	(7,597)	(7,967)	(7,409)	(54)	(7,463)
Non- current restricted cash	279	556	579	—	579
Intragroup position balances (*)	18	25	37	—	37
Consolidated Net Debt of infrastructure project companies	(7,141)	(7,219)	(6,586)	(47)	(6,633)
Consolidated Net Debt	(6,321)	(5,781)	(4,515)	64	(4,451)

(*)	Intragroup balances related to financial assets and liabilities that has the nature of either cash or borrowings, between our ex-infrastructure project companies and infrastructure project companies with no impact on our Consolidated Net Debt, as they are eliminated in the consolidation process.

(**)	This column includes assets and liabilities classified as discontinued operations due to divestments made during 2021 as described in Note 1.5.5 to the Audited Financial Statements.

February 20, 2024

The following tables present, for the periods indicated, the changes in Consolidated Net Debt (including separation by ex-infrastructure project companies and infrastructure project companies), as well as the breakdown of our statement of cash flows into cash flows of ex-infrastructure project companies, cash flows of infrastructure project companies and intercompany eliminations.

	As of June 30, 2023
	Change in Consolidated Net Debt (1+2+3)	Ex- infrastructure project companies (1)	Infrastructure project companies (2)	Intercompany eliminations (3)

	(in million of euros)
Cash flow from operating activities	282	174	395	(287)
Cash flow from/ (used in) investing activities	123	(106)	145	84
Activity Cash Flows (*)	405	67	540	(203)
Cash flow from/ (used in) financing activities	(981)	(669)	(516)	203
Effect of exchange rate on cash and cash equivalents	164	165	(1)
Change in cash and cash equivalents due to consolidation scope changes	(33)	0	(33)
Change in cash and cash equivalents from assets held for sale	0	0	0
CASH FLOWS (CHANGE IN CASH AND CASH EQUIVALENTS) (A)	(445)	(436)	(8)	0
CHANGE IN SHORT AND LONG-TERM BORROWINGS (B)	365	(5)	370
Change in Non-current restricted cash	(280)	(3)	(277)
Change in Forwards hedging balances	(178)	(178)
Change in Cross currency swaps balances	(3)	(3)
Change in Intragroup balances	0	7	(7)
Change in other short term financial assets	0	0
OTHER CHANGES IN CONSOLIDATED NET DEBT (C)	(461)	(178)	(283)
CHANGE IN CONSOLIDATED NET DEBT (A+B+C)	(541)	(619)	78
CONSOLIDATED NET DEBT AT BEGINNING OF YEAR	(5,780)	1,439	(7,219)
CONSOLIDATED NET DEBT AT YEAR-END	(6,321)	820	(7,141)

(*)	Activity cash flows represent the sum of items Cash flow from operating activities and Cash flow from/ (used in) investing activities.

(A)	Figures in this line item represent change in cash flow figures as reported in our consolidated cash flow statements, as well as the change in cash and cash equivalents ex-infrastructure project companies and change in cash and cash equivalents of infrastructure project companies.

(B)	Figures in this line item represent the change in our short and long-term borrowings included in our Consolidated Statement of Financial Position.

(C)	Figures in this line item represent: the changes of non-current restricted cash, the changes related to exchange-rate derivatives balances (including forwards and cross currency swaps), the changes in our Intragroup balances related to financial assets and liabilities between our ex-infrastructure project companies and infrastructure project companies with no impact on our Consolidated Net Debt, and changes in other short-term financial assets.

(1)	Ex-infrastructure project companies column includes the change in cash and cash equivalents of our ex-infrastructure project companies. Cash flows from (used in) operating activities include dividends received from infrastructure project companies that are globally consolidated and cash flows from (used in) investing activities includes the equity investment by the Group in infrastructure project companies that are globally consolidated. These dividends received and equity investments are eliminated in column Intercompany eliminations.

(2)	Infrastructure project companies column includes the change in cash and cash equivalents of our infrastructure project companies. Cash flows from (used in) financing include the dividends paid to shareholders (which include the Group Companies that are not infrastructure project companies), as well as the equity investment received from its shareholders. These dividends paid and equity investments received are eliminated in column Intercompany eliminations.

(3)	Intercompany eliminations include eliminations either of the dividends or equity investment, as applicable, of infrastructure project companies that are consolidated on the Group level.

February 20, 2024

	As of June 30, 2022
	Change in Consolidated Net Debt (1+2+3)	Ex- infrastructure project companies (1)	Infrastructure project companies (2)	Intercompany eliminations (3)

	(in million of euros)
Cash flow from operating activities	139	(59)	272	(74)
Cash flow from/ (used in) investing activities	(164)	(38)	(269)	143
Activity Cash Flows (*)	(25)	(97)	3	69
Cash flow from/ (used in) financing activities	(367)	(299)	1	(69)
Effect of exchange rate on cash and cash equivalents	13	5	8
Change in cash and cash equivalents due to consolidation scope changes	0	0	(1)
Change in cash and cash equivalents from assets held for sale	(80)	(80)	0
CASH FLOWS (CHANGE IN CASH AND CASH EQUIVALENTS) (A)	(459)	(471)	12	0
CHANGE IN SHORT AND LONG-TERM BORROWINGS (B)	(763)	(208)	(555)
Change in Non-current restricted cash	22	0	22
Change in Forwards hedging balances	(21)	(21)
Change in Cross currency swaps balances	7	7
Change in Intragroup balances	0	(4)	4
Change in other short term financial assets	(6)	(6)
OTHER CHANGES IN CONSOLIDATED NET DEBT (C)	2	(23)	26
CHANGE IN CONSOLIDATED NET DEBT (A+B+C)	(1,220)	(702)	(518)
CONSOLIDATED NET DEBT AT BEGINNING OF YEAR	(4,515)	2,071	(6,586)
CONSOLIDATED NET DEBT AT YEAR-END	(5,735)	1,369	(7,104)

(*)	Activity cash flows represent the sum of items Cash flow from operating activities and Cash flow from/ (used in) investing activities.

(A)	Figures in this line item represent change in cash flow figures as reported in our consolidated cash flow statements, as well as the change in cash and cash equivalents ex-infrastructure project companies and change in cash and cash equivalents of infrastructure project companies.

(B)	Figures in this line item represent the change in our short and long-term borrowings included in our Consolidated Statement of Financial Position.

(C)	Figures in this line item represent: the changes of non-current restricted cash, the changes related to exchange-rate derivatives balances (including forwards and cross currency swaps), the changes in our Intragroup balances related to financial assets and liabilities between our ex-infrastructure project companies and infrastructure project companies with no impact on our Consolidated Net Debt, and changes in other short-term financial assets.

(1)	Ex-infrastructure project companies column includes the change in cash and cash equivalents of our ex-infrastructure project companies. Cash flows from (used in) operating activities include dividends received from infrastructure project companies that are globally consolidated and cash flows from (used in) investing activities includes the equity investment by the Group in infrastructure project companies that are globally consolidated. These dividends received and equity investments are eliminated in column Intercompany eliminations.

(2)	Infrastructure project companies column includes the change in cash and cash equivalents of our infrastructure project companies. Cash flows from (used in) financing include the dividends paid to shareholders (which include the Group Companies that are not infrastructure projects), as well as the equity investment received from its shareholders. These dividends paid and equity investments received are eliminated in column Intercompany eliminations.

(3)	Intercompany eliminations include eliminations either of the dividends or equity investment, as applicable, of infrastructure project companies that are consolidated on the Group level.

February 20, 2024

	As of December 31, 2022
	Change in Consolidated Net Debt (1+2+3)	Ex- infrastructure project companies (1)	Infrastructure project comapnies (2)	Intercompany eliminations (3)

	(in million of euros)
Cash flow from operating activities	1,002	565	629	(191)
Cash flow from/ (used in) investing activities	(732)	(421)	(720)	410
Activity Cash Flows (*)	271	143	(92)	219
Cash flow from/ (used in) financing activities	(317)	(140)	42	(219)
Effect of exchange rate on cash and cash equivalents	(283)	(289)	7
Change in cash and cash equivalents due to consolidation scope changes	4	0	4
Change in cash and cash equivalents from assets held for sale	(81)	(81)	0
CASH FLOWS (CHANGE IN CASH AND CASH EQUIVALENTS) (A)	(407)	(367)	(40)	0
CHANGE IN SHORT AND LONG-TERM BORROWINGS (B)	(1,043)	(485)	(558)
Change in Non-current restricted cash	18	41	(23)
Change in Forwards hedging balances	173	173
Change in Cross currency swaps balances	4	4
Change in Intragroup balances	0	12	(12)
Change in other short term financial assets	(11)	(11)
OTHER CHANGES IN CONSOLIDATED NET DEBT (C)	184	219	(35)
CHANGE IN CONSOLIDATED NET DEBT (A+B+C)	(1,266)	(633)	(633)
CONSOLIDATED NET DEBT AT BEGINNING OF YEAR	(4,515)	2,071	(6,586)
CONSOLIDATED NET DEBT AT YEAR-END	(5,781)	1,438	(7,219)

(*)	Activity cash flows represent the sum of items Cash flow from operating activities and Cash flow from/ (used in) investing activities.

(A)	Figures in this line item represent change in cash flow figures as reported in our consolidated cash flow statements, as well as the change in cash and cash equivalents ex-infrastructure project companies and change in cash and cash equivalents of infrastructure project companies.

(B)	Figures in this line item represent the change in our short and long-term borrowings included in our Consolidated Statement of Financial Position.

(C)	Figures in this line item represent: the changes of non-current restricted cash, the changes related to exchange-rate derivatives balances (including forwards and cross currency swaps), the changes in our Intragroup balances related to financial assets and liabilities between our ex-infrastructure project companies and infrastructure project companies with no impact on our Consolidated Net Debt, and changes in other short-term financial assets.

(1)	Ex-infrastructure project companies column includes the change in cash and cash equivalents of our ex-infrastructure project companies. Cash flows from (used in) operating activities include dividends received from infrastructure project companies that are globally consolidated and cash flows from (used in) investing activities includes the equity investment by the Group in infrastructure project companies that are globally consolidated. These dividends received and equity investments are eliminated in column Intercompany eliminations.

(2)	Infrastructure project companies column includes the change in cash and cash equivalents of our infrastructure project companies. Cash flows from (used in) financing include the dividends paid to shareholders (which include the Group Companies that are not infrastructure projects), as well as the equity investment received from its shareholders. These dividends paid and equity investments received are eliminated in column Intercompany eliminations.

(3)	Intercompany eliminations include eliminations either of the dividends or equity investment, as applicable, of infrastructure project companies that are consolidated on the Group level.

February 20, 2024

	As of December 31, 2021
	Change in Consolidated Net Debt (1+2+3)	Ex- infrastructure project companies (1)	Infrastructure project companies (2)	Intercompany eliminations (3)

	(in million of euros)
Cash flow from operating activities	810	617	469	(276)
Cash flow from/ (used in) investing activities	458	520	(127)	65
Activity Cash Flows (*)	1,268	1,137	342	(210)
Cash flow from/ (used in) financing activities	(2,221)	(2,138)	(294)	210
Effect of exchange rate on cash and cash equivalents	99	93	6
Change in cash and cash equivalents due to consolidation scope changes	(109)	(110)	1
Change in cash and cash equivalents from assets held for sale	(44)	(48)	4
CASH FLOWS (CHANGE IN CASH AND CASH EQUIVALENTS) (A)	(1,008)	(1,067)	59	0
CHANGE IN SHORT AND LONG-TERM BORROWINGS (B)	(818)	1,351	(2,169)
Change in Non-current restricted cash	(74)	(3)	(71)
Change in Forwards hedging balances	(36)	(36)
Change in Cross currency swaps balances	(7)	(7)
Change in Intragroup balances	0	2	(2)
Change in other short term financial assets	11	11
OTHER CHANGES IN CONSOLIDATED NET DEBT (C)	(106)	(33)	(73)
CHANGE IN CONSOLIDATED NET DEBT (A+B+C)	(1,932)	250	(2,183)
CONSOLIDATED NET DEBT AT BEGINNING OF YEAR	(2,582)	1,821	(4,403)
CONSOLIDATED NET DEBT AT YEAR-END	(4,515)	2,071	(6,586)

(*)	Activity cash flows represent the sum of items Cash flow from operating activities and Cash flow from/ (used in) investing activities.

(A)	Figures in this line item represent change in cash flow figures as reported in our consolidated cash flow statements, as well as the change in cash and cash equivalents ex-infrastructure project companies and change in cash and cash equivalents of infrastructure project companies.

(B)	Figures in this line item represent the change in our short and long-term borrowings included in our Consolidated Statement of Financial Position.

(C)	Figures in this line item represent: the changes of non-current restricted cash, the changes related to exchange-rate derivatives balances (including forwards and cross currency swaps), the changes in our Intragroup balances related to financial assets and liabilities between our ex-infrastructure project companies and infrastructure project companies with no impact on our Consolidated Net Debt, and changes in other short-term financial assets.

(1)	Ex-infrastructure project companies column includes the change in cash and cash equivalents of our ex-infrastructure project companies. Cash flows from (used in) operating activities include dividends received from infrastructure project companies that are globally consolidated and cash flows from (used in) investing activities includes The equity investment by the Group in infrastructure project companies that are globally consolidated. These dividends received and equity investments are eliminated in column Intercompany eliminations.

(2)	Infrastructure project companies column includes the change in cash and cash equivalents of our infrastructure project companies. Cash flows from (used in) financing include the dividends paid to shareholders (which include the Group Companies that are not infrastructure projects), as well as the equity investment received from its shareholders. These dividends paid and equity investments received are eliminated in column Intercompany eliminations.

(3)	Intercompany eliminations include eliminations either of the dividends or equity investment, as applicable, of infrastructure project companies that are consolidated on the Group level.

February 20, 2024

	As of December 31, 2020
	Change in Consolidated Net Debt (1+2+3)	Ex- infrastructure project companies (1)	Infrastructure project companies (2)	Intercompany eliminations (3)

	(in million of euros)
Cash flow from operating activities	1,093	839	413	(159)
Cash flow from/ (used in) investing activities	382	235	129	18
Activity Cash Flows (*)	1,475	1,075	542	(141)
Cash flow from/ (used in) financing activities	431	829	(539)	141
Effect of exchange rate on cash and cash equivalents	(133)	(129)	(4)
Change in cash and cash equivalents due to consolidation scope changes	(6)	6	(11)
Change in cash and cash equivalents from assets held for sale	42	0	42
CASH FLOWS (CHANGE IN CASH AND CASH EQUIVALENTS) (A)	1,808	1,779	29	0
CHANGE IN SHORT AND LONG-TERM BORROWINGS (B)	(1,194)	(1,448)	254
Change in Non-current restricted cash	(317)	(4)	(313)
Change in Forwards hedging balances	37	37
Change in Cross currency swaps balances	(13)	(13)
Change in Intragroup balances	0	(5)	5
Change in other short term financial assets	0	0
OTHER CHANGES IN CONSOLIDATED NET DEBT (C)	(293)	16	(308)
CHANGE IN CONSOLIDATED NET DEBT (A+B+C)	322	347	(25)
CONSOLIDATED NET DEBT AT BEGINNING OF YEAR	(2,905)	1,473	(4,378)
CONSOLIDATED NET DEBT AT YEAR-END	(2,583)	1,821	(4,403)

(*)	Activity cash flows represent the sum of items Cash flow from operating activities and Cash flow from/ (used in) investing activities.

(A)	Figures in this line item represent change in cash flow figures as reported in our consolidated cash flow statements, as well as the change in cash and cash equivalents ex-infrastructure project companies and change in cash and cash equivalents of infrastructure project companies.

(B)	Figures in this line item represent the change in our short and long-term borrowings included in our Consolidated Statement of Financial Position.

(C)	Figures in this line item represent: the changes of non-current restricted cash, the changes related to exchange-rate derivatives balances (including forwards and cross currency swaps), the changes in our Intragroup balances related to financial assets and liabilities between our ex-infrastructure project companies and infrastructure project companies with no impact on our Consolidated Net Debt, and changes in other short-term financial assets.

(1)	Ex-infrastructure project companies column includes the change in cash and cash equivalents of our ex-infrastructure project companies. Cash flows from (used in) operating activities include dividends received from infrastructure project companies that are globally consolidated and cash flows from (used in) investing activities includes equity investment by the Group in infrastructure project companies that are globally consolidated. These dividends received and equity investments are eliminated in column Intercompany eliminations.

(2)	Infrastructure project companies column includes the change in cash and cash equivalents of our infrastructure project companies. Cash flows from (used in) financing include the dividends paid to shareholders (which include the Group Companies that are not infrastructure projects), as well as the equity investment received from its shareholders. These dividends paid and equity investments received are eliminated in column Intercompany eliminations.

(3)	Intercompany eliminations include eliminations either of the dividends or equity investment, as applicable, of infrastructure project companies that are consolidated on the Group level.